UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A

                PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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Check the appropriate box:

[X]     Preliminary Proxy Statement

[ ] CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY (AS PERMITTED BY RULE 14A-6(E)(2))

[ ]     Definitive Proxy Statement

[ ]     Definitive Additional Materials

[ ]     Soliciting Material Pursuant to  240.14a-12


                         CLEAN DIESEL TECHNOLOGIES, INC.
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   THE COMMITTEE TO RESTORE STOCKHOLDER VALUE
                         AND INTEGRITY FOR CLEAN DIESEL
    (NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER THAN THE REGISTRANT)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1)     Title of each class of securities to which transaction applies:

     (2)     Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)     Proposed maximum aggregate value of transaction:

     (5)     Total fee paid:

[ ]     Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)     Amount Previously Paid:


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     (4)     Date Filed:

                          PRELIMINARY PROXY STATEMENT
                             SUBJECT TO COMPLETION

                   THE COMMITTEE TO RESTORE STOCKHOLDER VALUE
                         AND INTEGRITY FOR CLEAN DIESEL

                         ______________________________

                             PROXY SOLICITATION IN
                      OPPOSITION TO THE BOARD OF DIRECTORS
                       OF CLEAN DIESEL TECHNOLOGIES, INC.
                         ______________________________

                                                               OCTOBER ___, 2010

     This Proxy Statement, the accompanying letter to stockholders and the enclosed BLUE proxy card are being furnished to the holders of Common Stock, par value $0.01 per share, of Clean Diesel Technologies, Inc. ("Clean Diesel" or the "Company"), 10 Middle Street, Suite 1100, Bridgeport, CT 06604, in connection with the solicitation of BLUE proxies by THE COMMITTEE TO RESTORE STOCKHOLDER VALUE AND INTEGRITY FOR CLEAN DIESEL (the "Committee"). This Proxy Statement will first be delivered to Clean Diesel Stockholders on or about October __, 2010.

     The Committee is comprised of Andrew Merz Hanson, CFA, Chairman, John J. McCloy II (a former Clean Diesel director), Johnnie D. Johnson, Steven E. Cadieux and Ann B. Ruple, (a former Chief Financial Officer of Clean Diesel). Specific information with respect Messrs. Hanson, McCloy, Johnson and Cadieux and Ms. Ruple is set forth below under "Nominees for Election as Directors and Members of the Committee to Restore Value and Integrity to Clean Diesel."

     The BLUE proxies are for use at a Special Meeting of Stockholders demanded by the Committee, or at any adjournments or postponements thereof. The Annual Meeting of Stockholders (the "Annual Meeting") of Clean Diesel is currently scheduled for Tuesday, October 12, 2010, at 11:00 a.m. EST at The Holiday Inn, 1070 Main Street, Bridgeport, CT 06601.

Under Clean Diesel's By-Laws, a Special Meeting of Stockholders (the "Special Meeting") of Clean Diesel must be scheduled by Clean Diesel on a date which is not less than 35 nor more than 120 days from the date stockholders on behalf of the Committee demanded the meeting. The Committee obtained written demands from stockholders of the Company holding at least 25% of the issued and outstanding common stock as required by Clean Diesel bylaw Section 2.2. This demand was obtained by communications with a limited number of Clean Diesel stockholders in compliance with Rule 14a-2(b)(2) promulgated by the Securities and Exchange Commission. The demand for the Special Meeting was submitted to Clean Diesel in accordance with Section 2.12 of the Clean Diesel By-Laws on September 10, 2010. On September 27, 2010, Clean Diesel advised that they believed the demand was not in compliance with the bylaws and refused to set the Special Meeting. The Committee intends to resubmit its demand on or about October 6, 2010 and if again rejected, will undertake whatever remedies the Committee deems appropriate and advisable to force the Company to set the Special Meeting. The Committee will amend this Proxy Statement upon determination from Clean Diesel as to the record date, date, time and place of the Special Meeting.

THIS SOLICITATION IS BEING MADE ON BEHALF OF THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF CLEAN DIESEL.

     Our goals are to restore stockholder confidence and value to Clean Diesel Technologies, Inc.

     As set forth more fully below, the Committee has provided two proposals. First, the Committee has nominated a slate of four directors for election at the Special Meeting. Second, the Committee has recommended removing the current directors of Clean Diesel. The proxies solicited will be used to undertake both proposals. The election of the Committee's slate of directors is not conditioned upon first removing the existing directors.

     The shares represented by each BLUE proxy which is properly executed and returned to the Committee will be voted at the Special Meeting in accordance with the instructions marked thereon. Executed but unmarked BLUE proxies will be voted for the Committee's nominees and, at the discretion of the persons named as proxies, upon such other matters as may properly come before the Special Meeting.

     For the Special Meeting, the enclosed form of BLUE proxy may only be executed by stockholders of record at the close of business on the record date set for the Special Meeting, which has not yet been set by Clean Diesel. There were 8,213,988 shares of common stock, $0.01 par value ("Common Stock") outstanding as of September 17, 2010, according to Clean Diesel's amended Registration Statement on Form S-4 filed on September 23, 2010. Each share of Common Stock outstanding on the Record Date entitles the record holder thereof to cast one vote. Business may only be transacted at a meeting of stockholders if a quorum is present at the meeting. Such a quorum consists of one-third (1/3) of the outstanding shares entitled to vote at the meeting represented in person or by proxy. The affirmative vote of a plurality of the holders of Clean Diesel's outstanding Common Stock represented and voting at the Special Meeting is required to elect directors, and a vote of a majority of holders voting at the meeting is required to take all other action to be considered at the Special Meeting.

     Any stockholder granting a proxy may revoke it at any time before it is voted by executing a new proxy bearing a later date, by voting in person at the Special Meeting or by giving written notice of revocation to the Committee c/o Cutler Law Group, 3355 West Alabama, Suite 1150, Houston, Texas 77098; facsimile
(800)  836-0714.

     If you hold your shares in "street name" or as a beneficial owner (in other words your shares are held in a brokerage account and you do not physically hold a stock certificate), you must advise your broker or nominee how to vote the shares in writing. Please advise us and we will forward to your broker a form of BLUE proxy. We will also pay the reasonable costs of such broker in obtaining your proxy. If you wish to vote in person or at the Special Meeting, you will need to obtain from your broker (the record holder) and bring to the meeting a BLUE proxy signed by the record holder identifying you as the beneficial owner of the shares and giving you the right to vote the shares at the Special Meeting.

     If you have already executed and returned a proxy card to Clean Diesel, the Committee urges you to revoke it by signing, dating and returning the BLUE proxy card in the enclosed envelope.

     Remember,  only  your  latest  dated  proxy  counts.

     YOUR  VOTE  IS  IMPORTANT.  PLEASE  SIGN  AND  DATE THE BLUE PROXY CARD AND
                                                             ----
RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CONTACT: JOHNNIE D. JOHNSON; PHONE NUMBER: (860) 434-2465.


                   THE COMMITTEE TO RESTORE STOCKHOLDER VALUE
                         AND INTEGRITY FOR CLEAN DIESEL

                              c/o Cutler Law Group
                         3355 West Alabama, Suite 1150
                             Houston,  Texas 77098

                          REASONS FOR THE SOLICITATION

     As a stockholder of Clean Diesel, you should be aware of the following significant events that have occurred during the past few months, which we believe reflect the deteriorating economic condition of the Company:

0 CLEAN DIESEL'S CORPORATE OFFICERS ARE MATERIALLY IMPAIRING STOCKHOLDER VALUE. MANAGEMENT'S ACTIONS HAVE CAUSED OUR STOCK PRICE TO DECLINE 90% OVER THE LAST 24 MONTHS. REVENUES HAVE DECLINED 84%. Catalytic Solutions has a market capitalization less than 25% of Clean Diesel's market cap, yet Catalytic Solutions' existing shareholders together with its convertible note holders and the company's financial advisors would receive 60% of the shares in the merged company according to the Registration Statement filed by the current management of Clean Diesel.

          As recently as July 2008 Clean Diesel's stock price was $10.60 per share, but is now trading under $1.00. Clean Diesel had $7,475,000 in revenues in 2008 but only $1,221,000 in 2009. What happened? The Committee believes the actions of current management, in particular the proposed merger with Catalytic Solutions, are why revenues have fallen and our stock price has crashed. These actions must be stopped!

0 CLEAN DIESEL'S BOARD OF DIRECTORS IS NOT PROTECTING THE INTERESTS OF STOCKHOLDERS. The board waited almost a year and was on the verge of being delisted from NASDAQ for not complying with NASDAQ rules for independent directors and audit committee independence. Two independent directors resigned, including John J. McCloy II who is now nominated by the Committee.

          Clean Diesel waited fifty-one weeks to resolve this matter and only did so TWO DAYS before the company would have been delisted from NASDAQ. Without question, our stock price reflects the substantial doubt of investors about the pending delisting which management could have resolved months earlier.

0 CLEAN DIESEL'S BOARD HAS EXPOSED THE COMPANY TO SIGNIFICANT LEGAL LIABILITIES UNDER AMERICAN SECURITIES LAWS. The board terminated Ann Ruple, the company's Chief Financial Officer, for fulfilling her legal obligation to inform the board regarding concerns about entering into merger agreements that had the potential of damaging Clean Diesel stockholders and conflicts of interest. An independent director subsequently resigned. THE COMPANY IS UNDER INVESTIGATION FOR POTENTIAL SARBANES-OXLEY VIOLATIONS and is the subject of a potential whistleblower suit by Ms. Ruple. The company has not disclosed these material events.

          The Committee strongly believes that Clean Diesel should have informed stockholders about the existence of a whistleblower complaint filed by Ann Ruple, former Vice President, Treasurer and Chief Financial Officer. Immediately prior to her termination, Ms. Ruple addressed the Board of Clean Diesel and expressed her concerns about inherent conflicts of interest and failure to properly comply with the Board's fiduciary duties to Clean Diesel stockholders in transactions arranged by Innovator Capital. Mungo Park, Clean Diesel's Chairman and founder and principal owner of Innovator Capital, will receive compensation from BOTH Innovator Capital and Clean Diesel if the merger occurs. If compensation is an incentive, then stockholders should note that he will receive far more from merging the company than he would from properly directing it. The manner in which the Chairman was appointed to his role prompted the resignation of an independent director, who chided Clean Diesel's board in his Form 8-K filing that his "faith in the ethics of how a business should be handled had been shaken to the core", concluding "Shame on my former Board members for allowing that to happen."

0 CLEAN DIESEL'S CHAIRMAN, IN AN ACT OF POTENTIAL SELF-DEALING, HAS INITIATED A MERGER WITH A COMPANY ON THE VERGE OF BANKRUPTCY. HE STANDS TO MAKE IN EXCESS OF $800,000 IF THE REVERSE MERGER IS DONE. What does it mean for you? Clean Diesel's stock fell over 30% in reaction to the announcement. The Clean Diesel board approved the merger despite concerns raised by Ann Ruple, the former Chief Financial Officer, and board members.

          As reported in the Registration Statement filed by Clean Diesel's management on Form S-4: "Mr. Park, our Chairman, is also a principal and chairman of Innovator Capital Limited, a financial services company based in London, England, which firm has provided services to the Company. On November 20, 2009, the Company entered into an engagement letter with Innovator to provide financing and merger and acquisition services ("Engagement Letter"). The Engagement Letter had an initial three month term during which Innovator would (i) act for the Company in arranging a private placement financing of $3.0 million to $4.0 million from the sale of the Company's common stock and warrants and (ii) assist the Company in merger and acquisition activitiesIn connection with the Merger Agreement, if successful, Innovator Capital is estimated to receive approximately $811,000 plus warrantsas compensation for its services."

0    THE REMAINING  CLEAN  DIESEL  DIRECTORS  ARE NOT PERFORMING THEIR FIDUCIARY
                                                  ---
     DUTIES TO PROTECT STOCKHOLDERS FROM CONFLICTS OF INTEREST REGARDING THE CATALYTIC SOLUTIONS MERGER. We are concerned that these directors are acting in self-interest to benefit themselves and not Clean Diesel stockholders.

          Derek Gray, a director, along with one of his investors, would participate in a private placement of Clean Diesel common stock and warrants at an advantageous price which is scheduled to take place immediately before the merger is consummated. Furthermore, Derek Gray is one of the sitting directors who would continue as a director in the merged company - at a higher rate of compensation.

          Michael Asmussen, a director and Chief Executive Officer of Clean Diesel was scheduled to receive nearly $500,000 in remuneration despite performance if the merger was concluded. Subsequently it was announced that this CEO would not be part of the merged company. Is this a vote of no confidence?

          Charles Grinnell, a director, has entered into an agreement that provides for a "transition bonus" of $86,730 if the merger occurs under specified circumstances.

          Mungo Park, a director, through his firm Innovator Capital, will receive an investment-banking fee of 194,486 shares of Clean Diesel and $500,000 in cash if the merger goes through. In addition, Innovator Capital will receive 89,180 warrant shares plus $50,000 in cash for the $1,000,000 fund raise for Clean Diesel prior to the merger. Mungo Park is also one of the sitting directors who would continue as a director in the merged company. Why would Innovator Capital insist on a cash payment which benefits its principal owner who is incidentally Chairman of Clean Diesel? As Chairman of Clean Diesel, Mr. Park should set aside personal gain and act wholly in the interest of Clean Diesel stockholders. This would be particularly appropriate in light of the inadequate cash position of the merged company. Is this a vote of no confidence?

          Clean Diesel itself has advised that completion of the proposed merger could result in the loss of $53.7 million in Federal tax loss carryforwards and $39.9 million in State tax loss carryforwards. Why would they want to give up that huge future advantage for stockholders?

0 We strongly believe these SERIOUS ISSUES OF CORPORATE GOVERNANCE demonstrate the continued unacceptable performance of this Board and their management and substantial failures in their fiduciary responsibilities to Clean Diesel stockholders. We therefore request your support in replacing the existing Board members who are associated with promoting this merger to return Clean Diesel to an attractive growth business

0 CLEAN DIESEL'S BOARD CONTINUES TO WASTE YOUR STOCKHOLDER MONEY. In the first compensation committee meeting of the board that the current Chairman attended: "Mr. Park suggested a change in company policy to enable Directors and employees to use business class when traveling by air. After discussion, the Committee agreed that a rigid policy mandating economy class in all circumstances is not appropriate. Mr. Park suggested that there be a policy change to recognize that travel by business class is often more efficient" (extracted directly from the compensation committee minutes). Prior to that because of the financial condition of the company, all employees and directors were restricted to economy fare travel. We believe business class travel is an irresponsible use of stockholder money in light of the financial condition of Clean Diesel.

          We believe payment of $35,000 per month for the interim CFO retained the same day the board terminated the former CFO is adding up to a large waste of stockholders' monies. It should be noted that the former CFO was earning $17,500 per month.

0 CURRENT MANAGEMENT OF CLEAN DIESEL IS SIMPLY FAILING TO ASSESS STRATEGIC ALTERNATIVES TO THEIR IMPRUDENT COURSE OF ACTION. The board and the current management continue to burn cash for plans that have little or no promise of generating cash or profits, hastening the demise of Clean Diesel while asserting there are no viable options. The board consistently appears to have refused to assess alternative strategies for the company other than the potential merger with CSI, which in the Committee's opinion is not a viable alternative. For example, the board has never received a proper appraisal of Clean Diesel's intellectual property portfolio which, in the opinion of this committee, has significant intrinsic value although there is no assurance these assets have value. The Committee notes in the Clean Diesel registration statement that a fair value of $2.4 million has been attributed to Clean Diesel's intellectual property.

          From Clean Diesel's Registration Statement on Form S-4: "In connection with its review, Ardour Capital did not independently verify any of the information reviewed by it for the purpose of its opinion and relied on such information being complete and accurate in all material respects. In addition, it did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Clean Diesel or Catalytic Solutions, and had not been furnished with any such evaluation or appraisal."

          Clean Diesel obtained a valuation from Houlihan Smith & Co. which reflected an "enterprise valuation" of approximately $14.4 million for Clean Diesel. That same Houlihan Smith & Co. also undertook a valuation of Catalytic Solutions which resulted in a valuation of approximately $14.2 million. Clean Diesel in their S-4 Registration Statement states that even this $14.2 million is probably overstated given the market capitalization based on recent stock prices for Catalytic Solutions which would be closer to $700,000 to $2.8 million. Clean Diesel management states that they DID NOT CONSIDER the Houlihan Smith valuations in determining merger consideration, yet still give Catalytic Solutions 60% of the company!

0 THE PROPOSED MERGER WITH CATALYTIC SOLUTIONS WOULD RESULT IN SUBSTANTIAL SHAREHOLDER DILUTION WHICH WILL FURTHER ERODE STOCKHOLDER VALUE.

     From Clean Diesel's Registration Statement on Form S-4: "After completion of the Merger, the current Clean Diesel stockholders (including investors in its Regulation S offering) will beneficially own approximately 40% of the Clean Diesel common stock." The Committee believes that this is misleading and if Innovator Capital and the warrants to be issued are considered, the disclosure would then be clear to existing Clean Diesel stockholders that their potential dilution could result in beneficially owning only 28.6% of the merged company. The table below is based upon an earlier version of the registration statement:

                                     Number of   New        Diluted     Percent
                                     Shares      Warrants   Total       of Total
                                     ----------  ---------  ----------  --------
Allen and Company                     1,000,000  1,000,000   2,000,000      7.0%
Innovator Capital  Fees (a)             512,612     89,180     601,792      2.1%
CSI $4,000,000 Venture Debt Bridge    9,376,136              9,376,136     32.7%
Clean Diesel Reg D Offering             654,118  1,000,000   1,654,118      5.8%
Clean Diesel Existing Stockholders    8,213,988              8,213,988     28.6%
Catalytic Solutions Shareholders      3,828,711  3,000,000   6,828,711     23.8%
                                     ----------  ---------  ----------  --------
Total Stockholders' Equity           23,585,565  5,089,180  28,674,745    100.0%

     (a) Innovator Capital now will extract fees as cash rather than this earlier calculation of shares per the registration statement (see above).

     Note that the CSI bridge debt holders pay only approximately $0.44 per Clean Diesel share ($4.0 million divided by 9,061,160 shares).

     Furthermore, the proposed merged company would have insufficient initial cash to ensure a viable business. Clean Diesel was required to have $4.5 million cash at June 30, 2010; Catalytic Solutions was required to have $2.0 million cash at June 30, 2010 for 60% of the stock. Both companies continue to operate in cash flow negative fashion after the above date. At closing of the proposed merger, each company is only required to have $1.0 million cash. Given management's track record, we fail to understand how Clean Diesel and Catalytic Solutions can survive as a combined entity in that CSI has significant issues as to its ability to remain a going concern. In the Committee's opinion, there will be insufficient cash to operate the merged company.

0 CATALYTIC SOLUTIONS HAS BEEN IN VIOLATION OF ITS BANK COVENANTS AND HAS AGAIN EXTENDED THE FORBEARANCE DEADLINE. How can we be sure current management can solve this substantial liquidity issue? How can we be assured that Fifth Third Bank will not call the loans within months after a merger is affected to simply take the available cash from the company?

          The current management of Clean Diesel reported in their registration statement that "[o]n March 31, 2009, CSI failed to achieve two of the covenants under its Fifth Third Bank credit facility. These covenants related to the annualized EBITDA and the funded debt to EBITDA ratio for its Engine Control Systems subsidiary. Fifth Third Bank agreed to temporarily suspend its rights until July 1, 2009 subject to CSI, in Fifth Third Bank's opinion, making reasonably satisfactory progress in its efforts to recapitalize its balance sheet and the provision of an audit report on the collateral pledged by CSI to Fifth Third Bank. In July 2009, the bank extended its forbearance until September 30, 2009, subject to similar terms. In October 2009, on the repayment of the term loan of $3.5 million, the bank verbally extended its forbearance until November 30, 2009. In December 2009, the bank extended its forbearance until January 31, 2010, converted the revolving line to a demand facility, reduced the credit limit to Canadian $8.5 million and raised the interest charged to Prime Rate plus 2.5%. This conversion to a demand facility effectively rendered the financial covenants under the original loan agreement meaningless. In January 2010, the bank further extended forbearance until April 30, 2010 and further reduced the credit limit to Canadian $7.5 million with a Canadian $100,000 reduction per month for the forbearance period. The interest rate was further increased to U.S./Canadian Prime Rate plus 2.75%. In June 2010, in connection with the capital raise (discussed above under "- Recent Developments - Capital Raise"), Fifth Third Bank agreed to further extend forbearance under the terms of its credit facility until August 31, 2010, and reduced the credit limit to Canadian $7.0 million, but made no further changes to the interest rate, which remains at U.S./Canadian Prime Rate plus 2.75%. A further extension until November 30, 2010 will be granted if certain criteria are met, as described above under "- Recent Developments - Forbearance from Fifth Third Bank Extended."

          As  of  September  6,  2010  the  below  was  released  by  Catalytic
          Solutions:

          FORBEARANCE  AGREEMENT  WITH  THE  SECURED  CONVERTIBLE  NOTE  HOLDERS

          "The holders of the Company's 8% secured convertible notes (the "Notes") agreed to forbear from exercising any rights or remedies thereunder with respect to the current event of default under the terms of the Notes to 15 October 2010. These rights and remedies include: forgoing the increase in the interest rate from 8.0% to 15.0%, waiving the applicability of the additional payment premium of two times (2x) the outstanding principal amount due, and agreeing that the payment premium will be extinguished in the event that the Notes are converted and the CDTI merger occurs prior to 15 October 2010. ACCORDINGLY, IF THE CDTI MERGER HAS NOT OCCURRED BY 15 OCTOBER 2010,

          AND THE COMPANY IS NOT ABLE TO OBTAIN THE AGREEMENT OF THE HOLDERS OF THE NOTES TO WAIVE, EXTEND OR FURTHER MODIFY THE TERMS OF THE NOTES, THE INTEREST RATE WILL INCREASE FROM 8.0% TO 15.0% AND AN ADDITIONAL PAYMENT PREMIUM OF TWO TIMES (2X) THE OUTSTANDING PRINCIPAL AMOUNT WILL BE DUE TO THE HOLDERS OF THE NOTES." [EMPHASIS SUPPLIED]

          The holders of the Notes further conditioned their obligation to purchase the remaining $2.0 million of the Notes immediately prior to the closing of the CDTI merger on the requirement that the Company and CDTI timely furnish the requested statements regarding their estimated cash positions, that each of CSI and CDTI have a certain minimum cash position, that the shares of CDTI to be issued in the CDTI merger be approved for listing on the Nasdaq, in addition to the other closing conditions in the Note purchase agreements (which include that the Company must not have suffered any material adverse change).

          As set out in CSI's announcement of 2 June 2010, "the Financing will provide CSI with financing for immediate working capital needs and the $2.0 million cash balance required to ensure the minimum cash position necessary at the earlier of the effective time of the Merger or 30 June 2010, to result in CSI shareholders receiving at least 60% of the shares of CDTI pursuant to the terms of the Merger." The Committee is concerned at the extent of cash infusion CSI requires for its working capital needs.

          FORBEARANCE  AGREEMENT  WITH  FIFTH  THIRD  BANK

          Fifth Third Bank, the Company's secured lender, has agreed to extend forbearance under the terms of its loan to the Company until 15 October 2010. Under the terms of the extension, the credit limit on the Company's revolving line of credit has been reduced to a total of Canadian $6.0 million from Canadian $7.0 million. The interest rate on the line has increased to US/Canadian Prime Rate plus 3.0 percent from
          2.75 percent, with a further 1.0 percent increase effective 15 October 2010 if the CDTI merger is not completed by 15 October 2010. Fifth Third Bank will extend the forbearance period for an additional period of ninety days from the effective date of the CDTI merger if the CDTI merger is completed by 15 October 2010 and, as of the effective date of the CDTI merger, the Notes have been converted to common equity and the security granted to the Note holders has been released; the Company and CDTI collectively have $3.0 million of free cash on their balance sheet; the Company's Engine Control Systems subsidiary has Canadian $2.0 million available under the existing loan agreement; and no default, forbearance default or event of default (as defined in the credit and forbearance agreements) is outstanding. [Emphasis supplied.]

          If the CDTI merger is not completed by 15 October 2010, an event of default will be deemed to have occurred. In addition, if Fifth

          Third Bank determines that the Company has suffered a material adverse change at any time, a default will be deemed to have occurred under the forbearance agreement.

          The entry into the foregoing forbearance agreements was conditioned upon the amendment of the Merger Agreement to extend the date for completion of the CDTI merger to 15 October 2010, as well as the entry into the forbearance agreement by the other.

0 CATALYTIC SOLUTIONS HAS FINANCED ITSELF WITH A "POISONED CONVERTIBLE" WHICH WILL DILUTE STOCKHOLDERS OF CLEAN DIESEL IF A MERGER OCCURS. THE CONVERTIBLE NOTE HOLDERS WILL RECEIVE SHARES IN THE MERGED COMPANY AT AN EFFECTIVE COST OF ONLY $0.44 PER CLEAN DIESEL COMMON SHARE COMPARED TO THE EFFECTIVE COST TO CLEAN DIESEL'S EXISTING STOCKHOLDERS AT A MUCH HIGHER RATE PER SHARE. WHAT DID THE CSI NOTE HOLDERS DO TO RECEIVE SUCH AN ADVANTAGEOUS PRICE?


          The management of Clean Diesel disclosed this in their registration statement that "[i]n June 2010 CSI agreed to issue up to $4 million of secured convertible notes. The secured convertible notes, as amended, bear interest at a rate of 8% per annum, mature on August 2, 2010, and are secured by a subordinated lien on CSI's assets, but are subordinated to Fifth Third Bank. Under the terms of the secured convertible notes, assuming the necessary shareholder approvals are received at the special meeting of CSI's shareholders to permit conversion thereof, the $4.0 million of secured convertible notes will be converted into newly created "Class B" common stock immediately prior to the Merger such that at the effective time of the Merger, this group of accredited investors will receive approximately 66% of the shares of common stock being issued by Clean Diesel to CSI shareholders in the Merger. This group of accredited investors will not receive any of the warrants being issued by Clean Diesel to CSI shareholders in the Merger."

          If the merger does not occur, these Catalytic Solutions convertible notes have an accelerated repayment clause which provides that the note holders will be paid two times (2X) their investment. NO COMPANY, EXCEPT ONE IN DIRE CIRCUMSTANCES, WOULD ACCEPT FINANCING TERMS LIKE THESE.

          The management of Clean Diesel disclosed this "poisoned convertible" in its Registration Statement: "CSI DID NOT REPAY the $2,000,000 outstanding principal amount of its secured convertible notes or consummate the Merger prior to the August 2, 2010 maturity date or within the subsequent 10 day grace period. Although the investors in the secured convertible notes agreed not to seek to enforce their rights or remedies due to this event of default, this forbearance agreement expires on October 15, 2010. Accordingly, if the Merger has not occurred by October 15, 2010, unless waived, extended or modified with the agreement of the noteholders, the outstanding principal amount under the secured convertible notes, including any interest and an additional payment premium of two times (2x) the outstanding principal amount will be due to the holders of the secured convertible notes and the interest rate applicable thereto increases from 8% to 15%, and the Merger will not be consummated." [Emphasis supplied.

0 CLEAN DIESEL CURRENT MANAGEMENT HAS DISCLOSED THAT THE OUTLOOK FOR CATALYTIC SOLUTIONS' CATALYST BUSINESS HAS DETERIORATED. Sales of its mixed phase catalyst will be down in 2010 due to lack of approvals.

          Clean Diesel reported in their registration statement that "[b]ecause the customers of CSI's Catalyst division are auto makers, CSI's business is also affected by macroeconomic factors that impact the automotive industry generally, which can result in increased or decreased purchases of vehicles, and consequently demand for CSI's productsIn addition, two auto maker customers account for a significant portion of CSI's Catalyst division revenues In the second half of 2010, one of these auto makers will accelerate manufacture of a vehicle that requires a catalyst product meeting a higher regulatory standard than the product currently supplied to such auto maker by CSI's Catalyst division. Although CSI had already commenced the necessary testing and approval processes for its products under the higher regulatory standard, such processes are not yet complete. ACCORDINGLY, CSI NOW EXPECTS LOWER REVENUES IN ITS CATALYST DIVISION FOR THE SECOND HALF OF 2010 AND EARLY 2011 AS COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2010 ON AN ANNUALIZED BASIS AS THIS AUTO MAKER WINDS DOWN PRODUCTION OF THE VEHICLE THAT INCORPORATES CSI'S VERIFIED PRODUCT. Although CSI expects that sales of its Catalyst products to this auto maker will resume in the first half of 2011 once it has received the necessary regulatory approvals and customer qualifications, there is no guarantee that this will occur." [Emphasis supplied.]

0 CATALYTIC SOLUTIONS' ASSETS MAY BE SUBJECT TO A $2.4 MILLION WRIT OF ATTACHMENT. IT IS CONTRARY TO THE INTERESTS OF CLEAN DIESEL STOCKHOLDERS TO ASSUME THIS LIABILITY.

          In an arbitration with Applied Utility Systems, Catalytic Solutions has been issued an interim order which is awaiting confirmation by the applicable court, and if confirmed, Catalytic Solution's assets would be subject to limitations on their use which would further limit Catalytic Solution's ability to conduct ordinary business. This $2.4 million amount represents a seller's note that Catalytic solutions failed to repay when it matured in August 2009, plus accrued interest, with certain offsets.

0 CATALYTIC SOLUTIONS DISCLOSED A $21 MILLION CONTINGENT LIABILITY - THIS DISCLOSURE WAS MADE AFTER THE CLEAN DIESEL BOARD OF DIRECTORS VOTED TO
                            -----
     CONSUMMATE  THE  MERGER.

          From Clean Diesel's Registration Statement: "The Company has $3.0 million of consideration due to the seller under the Applied Utility Systems Asset Purchase Agreement dated August 28, 2006. The consideration was due August 28, 2009 and accrues interest at 5.36%. At March 31, 2010 the Company had accrued $578,000 of unpaid interest. THE COMPANY HAS NOT PAID THE FOREGOING AMOUNTS. In addition, the Asset Purchase Agreement provides that the Company would pay the seller an earn-out amount based on the revenues and net profits from the conduct of the acquired business of Applied Utility Systems. The earn-out potentially was payable over a period of ten years beginning January 1, 2009. The Company has not paid any earn-out amount for the fiscal year ended December 31, 2009. The assets of the business were sold on October 1, 2009 and the Company believes that it has no contractual obligation to pay any earn-out for any period post the sale of the business. The seller commenced an action in California Superior Court to compel arbitration regarding the consideration which was due in August 2009. Such action was stayed by the court and the seller was directed to pursue any collection action through arbitration. The seller has commenced arbitration proceedings to collect the consideration which was due in August 2009 and any earn-out amounts payable under the Asset Purchase Agreement. THE EARN-OUT REQUESTED UNDER THE PROCEEDINGS IS $21 MILLION, which is the maximum earnable over the ten year period of the earn-out defined in the Asset Purchase Agreement." [Emphasis supplied.]

                     THE COMMITTEE'S PLAN FOR CLEAN DIESEL

     To restore our Company's profitability and stockholder value, we are firmly committed to the replacement of the Board of Directors and insertion of a successful and competent management team. Our team urgently asks for your support as a stockholder, advisor or broker to restore Clean Diesel to a pathway for generating revenue and profitability, to drive growth and to increase stockholder value.

     FOR OUR FELLOW STOCKHOLDERS, THE COMMITTEE HAS A PLANNED, STRATEGIC FOCUS FOR THE FUTURE TURNAROUND AND SUCCESS OF CLEAN DIESEL. We will aggressively leverage near-term opportunities while executing our longer-term strategy for sustained growth.

     The Committee has discussed with Robert Grossman the possibility that he will become an advisor or director of Clean Diesel once the Committee's slate of directors controls the Board. Mr. Grossman has been involved in the railroad industry as former Chairman and Chief Executive Officer of a Nasdaq-listed railroad company, Executive Vice President of a large NYSE short line railroad holding company and president or an officer of several national and state railroad associations.

     John P. Malfettone has agreed to serve as an advisor to Clean Diesel's Board once the Committee's slate of directors controls the Board. John is a Partner, Chief Operating Officer and Chief Compliance Officer of Oak Hill Capital Partners and has been with the firm since 2004. He is responsible for finance, operations, business planning, the portfolio purchase program, and assisting investment teams in portfolio company financial matters. Prior to joining Oak Hill, Mr. Malfettone worked at General Electric Company serving numerous roles, including a Managing Director of GE's private equity business, a GE Capital Executive Vice President CFO, and the GE Capital Corporate Controller. In addition, he was the Executive Vice President and CFO for MacDermid Inc., a specialty chemical company. Prior to working at GE, Mr. Malfettone was a partner at KPMG Peat Marwick. Mr. Malfettone earned a B.S. degree, magna cum laude, from the University of Connecticut and is a Certified Public Accountant.

     Jeremy D. Peter-Hoblyn has agreed to serve as a Special Advisor to the Committee's Board of Directors once elected - but has insisted that he will not accept any remuneration in this capacity. His intention is to help restore stockholder value to Clean Diesel. Mr. Peter-Hoblyn will provide advice and expertise in a variety of areas, focused primarily on emissions reduction and fuel economy technologies. He was formerly Chairman and Chief executive Officer of Clean Diesel Technologies, Inc., and retired from Clean Diesel after more than ten years at the company. Mr. Peter-Hoblyn has many years' experience in the understanding and development of technologies for fuel efficiency and emissions reduction, among other fields. Mr. Peter-Hoblyn was Chief Executive Officer of Clean Diesel from its inception until his retirement in September 2004. He was President from inception and Chairman of Clean Diesel from 2002 until 2003. Mr. Peter-Hoblyn also served as the acting Chief Technology Officer of Clean Diesel from 2004 until 2005. He was a Managing Director of Fuel-Tech N.V. from 1987 through March 1, 2002.

     Paula Calabrese has agreed that she will become an advisor or director of Clean Diesel once the Committee's slate of directors controls the Board. Ms. Calabrese is Director of Intellectual Property and Strategy for Casella Waste Systems, Inc., listed on NASDAQ as CWST. Ms. Calabrese brings over 20-years' experience leading strategy and intellectual property development efforts in energy and environmental technology, electronics, and semiconductor equipment sectors; strategically optimizing the use of IP in product/service development and business transactions, establishing strategic IP positions, and implementing intellectual asset management programs. Her personal commitment to promote economic and environmental sustainable development in the solid waste and recycling industry is well-known. Prior to Casella, Paula held senior management positions with Tokyo Electron Ltd., a global manufacturer of semiconductor and flat panel display production equipment, listed on the Tokyo Stock Exchange.

     The Committee's plan is based on building sales and profits by pursuing markets that have openly expressed the need for our product to increase fuel economy, along with emissions reduction, and addressing intellectual properties currently in Clean Diesel.

     For example, THE AMERICAN SHORT LINE AND REGIONAL RAILROAD ASSOCIATION (WWW.ASLRRA.ORG) HAS FORMED A "FUELS WORKING GROUP" THAT INCLUDES A FORMER SALES EMPLOYEE FOR CLEAN DIESEL AND THE FORMER CLEAN DIESEL CHIEF FINANCIAL OFFICER. THAT GROUP'S OBJECTIVE IS TO INCREASE FUEL ECONOMY FOR THE ENTIRE INDUSTRY. FUEL IS THE NUMBER TWO OPERATING EXPENSE IN RAIL. This opportunity was unilaterally cancelled by Clean Diesel's Chief Executive Officer - without consultation with board of directors or the former Chief Financial Officer - when he determined that the railroad industry did not have an interest in fuel economy. In light of our continuing discussions within the railroad industry, it is our position that the opposite is true in that the industry is very interested. We will implement this plan and continue discussions with the railroad industry.

     WE ALSO BELIEVE THAT THERE IS HIDDEN VALUE IN CLEAN DIESEL'S INTELLECTUAL PROPERTY THAT CAN BE EXTRACTED FOR STOCKHOLDER BENEFIT. There are literally dozens of Clean Diesel patents that have not been appraised or commercialized and to the extent those are not being used, they could be sold, although there is no assurance there is value. There are Clean Diesel patents currently licensed to others including BOSCH, TENNECO, CCA AND EATON that have not been administrated with an objective to obtaining appropriate and timely payments from licensees and have not been appraised.. We will remedy those failures.

     Your support is urgently needed by sending us your BLUE proxy and consequently electing our slate of Directors, which gives us the ability to unlock the potential in Clean Diesel and restore stockholder value.

                                  PROPOSAL ONE

 ELECTION OF NOMINEES OF THE COMMITTEE TO RESTORE VALUE AND INTEGRITY TO CLEAN
                                     DIESEL

     Clean Diesel's Board of Directors currently consists of seven members. Each director elected at the Special Meeting will have a term expiring at the 2011 annual meeting of stockholders or until his or her successor is duly elected and qualified. If we are successful in removing the existing directors as set forth in Proposal Two (below), our nominees would initially constitute a four-member board. We anticipate adding additional board members subsequent to obtaining control of the Board.

     The Committee is putting forward a slate of independent directors that can provide business expertise in areas that will help develop and execute Clean Diesel's strategic plans. The Committee has nominated Andrew Merz Hanson, CFA, Chairman of the Committee, John J. McCloy II (a former Clean Diesel director), Johnnie D. Johnson and Stephen E. Cadieux to be elected by stockholders to the Company's Board of Directors at the Special Meeting. Each of the Committee's nominees has consented to be named in this proxy statement, has consented to serve as a director if elected, and it is not contemplated that any of the nominees will be unavailable for election as a director.

     None of the nominees of the Committee or any member of the Committee has, during the past ten years, been convicted in any criminal proceeding. None of the nominees of the Committee or any member of the Committee has any arrangement or understanding with respect to any future employment with Clean Diesel or its affiliates, or with respect to any future transactions to which Clean Diesel or its affiliates will or may be a party. None of the nominees of the Committee or any member of the Committee has been a party to any contract, arrangement or understanding with any person with respect to any securities of Clean Diesel. None of the nominees of the Committee or any member of the Committee has entered into any transaction since the beginning of Clean Diesel's most recent fiscal year, or any currently proposed transaction, in which Clean Diesel is a participant and such nominee or member of the Committee would have a direct or indirect interest. Except as specifically stated below, none of the nominees of the Committee or any member of the Committee has undertaken any transaction in the purchase or sale of Clean Diesel common stock during the prior two years.

     Under Delaware law and Clean Diesel's By-Laws, a vote by a plurality of the shares voting is required for the election of directors. Under plurality voting, directors who receive the most "for" votes are elected; there is no "against" option and votes that are "withheld" or not cast are disregarded in the count. Consequently, the affirmative vote of a plurality of the shares voting is required to elect the Committee's nominees as directors. You should complete and return the accompanying proxy card or vote your proxy by telephone or the Internet, whether or not you plan to attend the Clean Diesel Special Meeting in person. All properly executed proxies received by the Committee before the Clean Diesel Special Meeting that are not revoked will be voted in accordance with the instructions indicated on the proxies.

     Properly executed proxies marked "Abstain" will not be voted at either the Annual Meeting or the Special Meeting. Abstentions will be counted for purposes of determining the presence or absence of the quorum at the meeting, but would have no impact on either election of the Committee's nominees or removal of directors.

     If your shares of Clean Diesel common stock are held in "street name" by your broker, you must follow the directions your broker provides to you regarding how to instruct your broker to vote your shares of Clean Diesel common stock. You cannot vote shares of Clean Diesel common stock held in "street name" by returning a proxy card to the Committee. In addition, a broker cannot vote shares of Clean Diesel common stock it holds in "street name" for the beneficial owners without specific instructions from the beneficial owner. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum at the Special Meeting. "Broker non-votes" include shares for which a bank, broker or other nominee holder has not received voting instructions from the beneficial owner and for which the nominee holder does not have discretionary power to vote on a particular matter.

     The following information is provided with respect to the Committee's nominees for directors of Clean Diesel:

     ANDREW MERZ HANSON, CFA is a private investor who has concentrated on early stage ventures as well as the public securities markets since forming Redwood Investment Management LLC in 1997. In conjunction with his early stage investments he has provided financial advice to client companies, has been a director of various portfolio companies, and has served as interim Chief Financial Officer or interim Chief Executive Officer at three companies. Prior to 1997, he was employed by various firms in the investment management business as an equity analyst, portfolio manager, and director of equity research. Mr. Hanson is the beneficial owner of 415 shares of Clean Diesel common stock, which
he purchased on July 23, 2010 at a price of $1.00 per share.   Mr. Hanson's
business address is 3052 High Ridge Road, Stamford, CT 06903.

     JOHN J. MCCLOY II was a director of Clean Diesel from June 2005 until his resignation in August 2009. He is a private investor concentrating on venture capital and early stage investment projects in a variety of industries. He is Chairman of Gravitas Technology, Inc., an information technology company; the Sound Shore Mutual Fund, Inc.; the American Council on Germany; and a member of the U.S. Council on Foreign Relations. He was also a director of NCT Group, Inc., a technology company, from 1986 to February 2007. Mr. McCloy is the beneficial and record owner of 39,444 shares of Clean Diesel common stock and
holds options to purchase an additional 32,000 shares.   Mr. McCloy's business
address is Care of Gravitas Technologies, 475 Park Ave South, New York NY 10016.

     JOHNNIE D. JOHNSON has been Chief Executive Officer of and Chief Financial Officer of Competitive Technologies, Inc., an information and technology company., since September 13, 2010. After obtaining his BS in Business and Accounting from University of Findlay in 1960 and his MBA from Bowling Green University in 1976, Mr. Johnson went to work with the original Marathon Oil Company (a Fortune 40 company) in 1960, where he remained until Marathon was acquired by USX in 1982. At Marathon, Mr. Johnson undertook numerous positions, including Auditor, Controller, and finally Assistant to the President and CEO where he was responsible for investor relations, crude oil trading, liaison activities with other operation components of Marathon and merger/acquisition coordination. While at Marathon Oil, he was singled out by Institutional Investor magazine as one of the foremost practitioners of investor relations in the US. From 1982 to 1986, after its acquisition of Marathon, Mr. Johnson joined USX (formerly US Steel and a Fortune 20 company), where as Assistant Corporate Comptroller he was responsible for investor relations and strategic planning. From 1986 until 1991, Mr. Johnson was Managing Director of Georgeson & Co., Inc., an investor relations, proxy solicitation and shareholder analysis firm with 160 employees. Mr. Johnson served as chairman and CEO of Johnnie D. Johnson & Co., an investor relations firm from 1991 to 1998, serving over 150 clients. Most recently, Mr. Johnson has has been Chief Executive Officer of Corporate IR Services, LLC (previously Strategic IR, Inc.), beginning in 1998 through present. Mr. Johnson is a graduate of Harvard's Advanced Management Program, and was previously a licensed CPA. Mr. Johnson does not hold shares of Clean Diesel stock. Mr. Johnson's business address is 645 Fifth Avenue, 8th Floor, New York, NY 10022.

     STEPHEN E. CADIEUX opened his own CPA practice in October 2003 in Avon, CT. Prior to opening his firm, Mr. Cadieux was a tax partner for Petrovits, Patrick, Smith and Cadieux, in a mid-sized public accounting firm in Litchfield County, CT from 2001 through 2003. Mr. Cadieux graduated from Notre Dame in 1977 and subsequently began a professional career working for Arthur Young in Hartford, CT. Over the past 23 years, Mr. Cadieux's responsibilities have ranged from Director of Tax in a publicly-traded corporation, to senior positions in locally-owned accounting firms. His specialties include tax leveraged business, estate and succession planning to a full range of compliance and accounting services. Mr. Cadieux does not hold shares of Clean Diesel stock. Mr. Cadieux's business address is 40 Avon Meadow Lane, Avon, CT 06001.

     The following information is provided with respect to Ann B. Ruple, who is a member of the Committee but not a nominee for directors of Clean Diesel:

     ANN B. RUPLE, was Vice President, Treasurer and Chief Financial Officer of Clean Diesel from December 13, 2006 until she was terminated in April 2010 for advising the board of its fiduciary duties . Previously she had been Director, Financial Reporting, Planning and Analysis of NCT Group, Inc., a technology company, her employer since 1998. Ms. Ruple is a Certified Public Accountant, having passed the Uniform Certified Public Accountant Examination as a first-time candidate, and holds an MBA Degree. Her career foundation was with Price Waterhouse. She has extensive M&A experience. Ms. Ruple is the beneficial owner of 45,754 shares of Clean Diesel common stock (held in street name) and holds options to purchase an additional 43,334 shares.

THE  COMMITTEE  RECOMMENDS  A  VOTE  FOR  EACH  OF  THE  COMMITTEE'S  NOMINEES.

                                  PROPOSAL TWO

                   REMOVE EXISTING DIRECTORS OF CLEAN DIESEL

     For the reasons stated above, the Committee strongly recommends that stockholders vote to remove the following current directors of Clean Diesel:
Michael L. Asmussen, Derek R. Gray, Charles W. Grinnell, David F. Merrion, Mungo Park, Frank Gallucci and David W. Whitwell.

     As set forth above under "Reasons for the Solicitation", those directors have governed Clean Diesel during the decline in our value and have supported a poorly conceived merger. As also set forth above, many of these directors have irreconcilable conflicts of interest with you as stockholders.

     A vote of the majority of stockholders voting at the Special Meeting is required to remove directors.

     THE COMMITTEE RECOMMENDS A VOTE FOR REMOVING MICHAEL L. ASMUSSEN, DEREK R. GRAY, CHARLES W. GRINNELL, DAVID F. MERRION, MUNGO PARK, FRANK GALLUCI AND DAVID
W.  WHITWELL  AS  DIRECTORS  OF  CLEAN  DIESEL.

                     PRINCIPAL STOCKHOLDERS OF CLEAN DIESEL

     To the best knowledge of the Committee based solely upon filings with the Securities and Exchange Commission by Clean Diesel, the following table sets forth information regarding the beneficial ownership of common stock as of September 17, 2010 by: (i) each person owning beneficially more than five percent of the outstanding shares of common stock; (ii) each of the directors;
(iii) the Named Executive Officers of Clean Diesel; and (iv) all directors and executive officers as a group.

                                                       PERCENTAGE
BENEFICIAL OWNER                         NO. OF        BENEFICIALLY
NAME AND ADDRESS(1)                      SHARES(2)(3)  OWNED(4)
                                         ------------  -------------

Ruffer LLP(3)                              1,196,561           14.6%
Hawkwood Fund Limited(3)                     458,148            5.6%
Directors and Named Executive Officers
Michael L. Asmussen                           68,333(5)           *
John A. de Havilland                          51,288              *
Frank J. Gallucci                                  -              *
Derek R. Gray                                193,791            2.3%
Charles W. Grinnell                           62,193              *
David F. Merrion                              30,000              *
Mungo Park                                   283,974            3.3%
Timothy Rogers                                65,733              *
Daniel Skelton                                30,468              *
David W. Whitwell                             34,507              *
John B. Wynne, Jr.                                 -              *
All Directors and Officers
As a Group (11 persons)                      984,798(5)        11.0%

*     Less than 1%
 (1) The address of Ruffer LLP is 80 Queen Victoria Street, London SW1E 52C; and of Hawkwood Fund Limited is The Jersey Trust Company, Elizabeth House, 9 Castle Street, St. Helier, Jersey, Channel Islands JE4 2QP; the address of directors and Named Executive Officers is c/o Clean Diesel Technologies, Inc., Suite 1100, 10 Middle Street, Bridgeport, Connecticut 06604.
 (2) In addition to shares issued and outstanding, includes shares subject to options or warrants exercisable within 60 days for Ruffer LLP, 8,090 shares; Mr. Asmussen, 18,333 shares (see footnote 5); Mr. de Havilland, 38,000 shares; Mr. Gray, 62,749 shares; Mr. Grinnell, 56,000 shares; Mr. Merrion, 30,000 shares; Mr. Park, 283,974 shares held by Innovator Capital Limited of which Mr. Park is a principal; Mr. Rogers, 65,333 shares; Mr. Skelton, 28,134 shares; Dr. Steiner, 128,000 shares; Mr. Whitwell, 31,110 shares; and, for all directors and officers as a group, 741,633 shares. The amounts for Mr. de Havilland, Mr. Gray, and for directors and officers as a group do not include for Mr. de Havilland, 8,026 shares, and for Mr. Gray, 49,215 shares, which are held respectively by their adult children and as to which Mr. de Havilland and Mr. Gray disclaim beneficial ownership.
 (3) As represented by Clean Diesel, the directors and Named Executive Officers hold sole beneficial ownership and investment power over the shares reported; and the remaining beneficial owners have at least shared investment
power over their shareholdings.(4)     The percentages are percentages of
outstanding stock and have been calculated by including warrants and options exercisable within 60 days by the respective stockholders calculated individually.
(5) The Committee believes these amounts are overstated by the 13,333 stock awards that vested in 2010 for Mr. Asmussen.

                                 OTHER BUSINESS

     The Committee is not aware of any other matters that will be considered at the Special Meeting. However, if any other matters are properly brought before the Special Meeting, the persons named on the enclosed BLUE proxy will vote the shares represented by the BLUE proxy in accordance with their judgment on such matters.

                               PROXY SOLICITATION

     The cost of soliciting proxies by the Committee will be borne by it. To the extent legally permissible, the Committee intends to seek reimbursement from Clean Diesel for such cost. The Committee does not currently intend to submit approval of such reimbursement to a vote of Clean Diesel stockholders at a subsequent meeting.

     In addition to this initial solicitation of proxies by mail, email and/or facsimile, other solicitation may be made by members of the Committee without additional compensation except for reimbursement of reasonable out-of-pocket expenses. The Committee will pay to banks, brokers and other fiduciaries their reasonable charges and expenses incurred in forwarding proxy materials to their principals and in obtaining authorization for execution of proxies. Total costs to date for solicitation of proxies by the Committee are approximately $25,000. Total estimated costs for this solicitation will be approximately $50,000.

                             ADDITIONAL INFORMATION
                   CONCERNING CLEAN DIESEL TECHNOLOGIES, INC.

     Proposals by security holders under Rule 14a-8 to be presented at the Clean Diesel 2011 annual meeting must be received at Clean Diesel's offices not later than 120 days from the date that Clean Diesel's proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders.

     Copies of this Proxy Statement and any additional solicitation material we may provide or file is available on the website of the Securities and Exchange Commission, www.sec.gov. On written request, we will provide without charge to
             -----------
any record or beneficial owner of the Company's common stock a copy of such Proxy Statement or other materials. Written requests should be addressed to:
Committee to Restore Stockholder Value, c/o Cutler Law Group, 3355 West Alabama, Suite 1150, Houston, Texas 77098. Copies of the Company Management's Registration Statement, Annual Report on 10-K and other periodic reports may be obtained at the website of the Securities and Exchange Commission, www.sec.gov.
                                                                    -----------

PLEASE  SIGN,  DATE  AND  RETURN  PROMPTLY  THE  ENCLOSED BLUE PROXY CARD IN THE
                                                          ----
ENCLOSED  ENVELOPE.  BY  SIGNING AND RETURNING THE ENCLOSED BLUE PROXY CARD, ANY
                                                            ----
PROXY PREVIOUSLY SIGNED BY YOU WILL AUTOMATICALLY BE REVOKED. IF YOU NEED ASSISTANCE IN COMPLETING YOUR PROXY, PLEASE CALL JOHNNIE D. JOHNSON AT (860) 434-2465.


   THE COMMITTEE TO RESTORE STOCKHOLDER VALUE AND INTEGRITY FOR CLEAN DIESEL

                             PRELIMINARY PROXY CARD
                             SUBJECT TO COMPLETION

                        CLEAN DIESEL TECHNOLOGIES, INC.
   PROXY FOR SPECIAL MEETING OF STOCKHOLDERS TO BE SCHEDULED BY CLEAN DIESEL
        TECHNOLOGIES, INC. BETWEEN 35 AND 120 DAYS FROM OCTOBER 6, 2010
   THIS PROXY IS SOLICITED BY THE COMMITTEE TO RESTORE STOCKHOLDER VALUE AND
                           INTEGRITY FOR CLEAN DIESEL


     The undersigned hereby appoints Andrew Merz Hanson and M. Richard Cutler, and each of them, with full power of substitution and resubstitution, the attorney(s) and proxy(ies) of the undersigned, to vote all shares the undersigned may be entitled to vote, with all powers the undersigned would possess if personally present at the proposed Special Meeting of Stockholders of Clean Diesel Technologies, Inc. to be held between 35 and 120 days from October 6, 2010 (as demanded by the Committee), or at any adjournments or postponements thereof, on the following matters, as instructed below, and, in their discretion, on such other matters as may properly come before the meeting, including any motion to adjourn or postpone the meeting, all as more fully described in the Proxy Statement of The Committee to Restore Stockholder Value and Integrity for Clean Diesel ("Committee"), dated October __, 2010.

1.   ELECTION  OF  DIRECTORS

[ ] For  all  nominees  listed  below             [ ] WITHHOLD AUTHORITY to vote
    (except as indicated to the contrary below)       for all nominees

  ANDREW MERZ HANSON, JOHN J. MCCLOY II, JOHNNIE D. JOHNSON, STEPHEN E. CADIEUX

INSTRUCTION: If you wish to withhold authority and preclude the proxy(ies) from voting for any individual nominees, write the name(s) of such nominee(s) in the space provided below:

________________________________________________________________________________


2.   REMOVE  THE  FOLLOWING  CLEAN  DIESEL  TECHNOLOGIES,  INC.  DIRECTORS

MICHAEL  L.  ASMUSSEN,  DEREK  R.  GRAY,  CHARLES W. GRINNELL, DAVID F. MERRION,
                 MUNGO PARK, FRANK GALLUCCI, DAVID W. WHITWELL

[ ] For the proposal          [ ] Against the proposal         [ ] Abstain

(you may withhold authority to vote to remove any of the foregoing directors by lining through or otherwise striking out the name of such director)

3. IN THEIR DISCRETION THE PROXIES NAMED ABOVE ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.


                                                     (Continued on reverse side)

[REVERSE  SIDE  OF  PROXY  BELOW]

     This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF THE COMMITTEE'S NOMINEES AS DIRECTORS.

     This  proxy  revokes  all  prior  proxies  given  by  the  undersigned.

                         Dated:____________________________________  2010

                         Signature:________________________________________

                         Signature  if
                         held  jointly_______________________________________

                         IMPORTANT: Please sign exactly as name appears on your stock certificate. Joint owners should each sign. Executors, Administrators, Trustees, etc. should so indicate when signing, and where more than one is named, a majority should sign.

                         PLEASE COMPLETE, SIGN, DATE AND MAIL THIS PROXY IN THE ENCLOSED ENVELOPE.